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FOR IMMEDIATE RELEASE         NASDAQ: CRME       TSX: COM

CARDIOME SELECTS ORAL RSD1235 FORMULATION

Vancouver, Canada, November 29, 2004 Cardiome Pharma Corp (NASDAQ: CRME) (TSX: COM) announced that it has chosen a controlled release formulation of oral RSD1235 to take forward for further clinical development. The formulation was chosen based on the successful completion of its recent Phase 1a clinical trial. The study was an open-label, cross-over evaluation of two controlled release formulations of RSD1235 in comparison to an immediate release formulation. Cardiome today initiated a Phase 1b study involving this chosen formulation.

The objective of this formulation is to enable twice per day (“BID”) dosing of RSD1235 for the selected AF patient population. The pharmacokinetic results of the Phase 1a study are consistent with that objective. The chosen formulation will be assessed in a series of Phase 1 studies in order to determine the dosing regimen to be used in a Phase 2 efficacy study planned for the second half of 2005. The Phase 1b study initiated today will examine the effect of food on the absorption of RSD1235 using a cross-over design. In this study, subjects will be dosed with a single controlled release tablet in the fasted state or following a meal. On the basis of these results, a multi-day dosing study is envisioned to assess the pharmacokinetics and safety of repeated daily doses of controlled release RSD1235 tablets.

Oral RSD1235 is expected to prevent or slow the recurrence of AF, and is designed to be used as a follow-on therapy to intravenous RSD1235, currently in three Phase 3 trials for the conversion of AF.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

Cardiome’s lead anti-arrhythmic product, RSD1235, is designed to be an acute-use, intravenous (IV) administration treatment for termination of atrial fibrillation (AF) and a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome has now completed enrolment in the first of three Phase 3 clinical trials for IV RSD1235. In a proof-of-concept intravenous dosing study completed in 2002, RSD1235 terminated AF in 61% of patients, compared to a 5% placebo rate. A controlled-release oral formulation of RSD1235 is currently being evaluated in Phase 1 clinical trials.

Cardiome’s lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol is currently in a Phase 2 clinical trial that will evaluate the safety and effectiveness of oxypurinol in the treatment of patients with moderate to severe symptomatic CHF.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.